UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2009, Dollar Tree, Inc. issued a press release regarding its fiscal first quarter 2009 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 7, 2009, issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 7, 2009

By: <u>/s/ Kevin S. Wampler</u>
   Kevin S. Wampler
   Chief Financial Officer

EXHIBITS

Exhibit 99.1 – Press Release dated May 7, 2009, issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE REPORTS FIRST QUARTER COMPARABLE-STORE SALES INCREASE OF 9.2%

CHESAPEAKE, Va. – May 7, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's largest discount variety store chain selling everything for $1 or less, reported consolidated net sales of $1.20 billion for the quarter ended May 2, 2009 ("first quarter"), a 14.2% increase compared to $1.05 billion reported for the quarter ended May 3, 2008. Comparable-store sales for the first quarter increased 9.2%. Sales exceeded the high end of the Company's first quarter guidance range by approximately $40 million.

"Sales were above plan throughout the quarter," President and CEO Bob Sasser said. "Our seasonal performance was very strong from Valentine's Day through Easter, with excellent sell-through. Our traffic continues to grow, as more and more customers rely on Dollar Tree's extreme value for everyday needs and special occasions. Leading categories in the first quarter included health and beauty care basics, household cleaning supplies, party goods and food."

The Company will provide more detailed information about its first quarter 2009 operating results and provide guidance for the second quarter and the balance of fiscal 2009 during its upcoming earnings conference call scheduled for Wednesday, May 27, 2009, 9:00 a.m. EDT. The telephone number for the call is 866-575-6537. A recorded version of the call will be available until midnight Wednesday, June 3, and may be accessed by dialing 888-203-1112 and the access code is 6346876. International callers may dial 719-457-0820 and the access code is 6346876. A webcast of the call will be accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events.

Dollar Tree, a Fortune 500 Company, operated 3,667 stores in 48 states as of May 2, 2009, compared to a total of 3,474 stores in 48 states a year ago. During the fiscal first quarter of 2009, the Company opened 79 stores, closed 3 stores and expanded or relocated 25 stores. The Company's retail selling square footage totaled approximately 31.0 million at May 2, 2009, a 6.4% increase compared to a year ago. The Company also operates a coast-to-coast logistics network of nine distribution centers. To learn more about the Company, visit www.Dollartree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release may contain "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 26, 2009. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.,
       Chesapeake
       Timothy J. Reid
       757-321-5284
       www.DollarTree.com

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